

2023
ANNUAL REPORT
Chemung Financial Corporation



Bank Anywhere, Anytime.

ALBANY
132 State St., Albany
65 Wolf Rd., Albany
581 Loudon Rd., Latham
1365 New Scotland Rd., Slingerlands

BRADFORD
5 W. Main St., Canton
159 Canton St., Troy

BROOME
127 Court St., Binghamton
100 Rano Blvd., Vestal

CAYUGA
110 Genesee St., Auburn
185 Grant Ave., Auburn

CHEMUNG
One Chemung Canal Plaza, Elmira
628 W. Church St., Elmira
100 W. McCann's Blvd., Elmira Heights
29 Arnot Rd., Horseheads
602 S. Main St., Horseheads
951 Pennsylvania Ave., Southport

CORTLAND
1094 Highway 222, Cortland

ERIE
9159 Main Street, Suite 1B, Clarence

SARATOGA
25 Park Ave., Clifton Park
3057 Route 50, Saratoga Springs

SCHENECTADY
2 Rush St., Schenectady

SCHUYLER
303 W. Main St., Montour Falls
318 N. Franklin St., Watkins Glen

SENECA
54 Fall St., Seneca Falls

STEUBEN
201 Bath Plaza, Bath
149 W. Market St., Corning

TIOGA
203 Main St., Owego
405 Chemung St., Waverly

TOMPKINS
909 Hanshaw Rd., Ithaca
304 Elmira Rd., Ithaca
806 W. Buffalo St., Ithaca

Financial Highlights

(in thousands, except per share data and employee count)

Operating Results - Year Ended December 31:	2023	2022	% of Change
Net interest income	$74,457	$74,179	0.4%
Provision (credit) for credit losses (1)	3,262	(554)	668.8%
Other operating income:			
Wealth Management Group fee income	10,460	10,280	1.8%
Other income	14,089	11,156	26.3%
Other operating expenses	64,243	59,280	8.4%
Income tax expense	6,501	8,106	(19.8)%
Net income	$25,000	$28,783	(13.1)%

At Year End:			
Assets	$2,710,529	$2,645,553	2.5%
Loans, net of deferred loan fees	1,972,664	1,829,448	7.8%
Allowance for credit losses (1)	22,517	19,659	14.5%
Deposits	2,429,427	2,327,227	4.4%
Shareholders' equity	195,241	166,388	17.3%
Employees (full-time equivalent)	339	340	(0.3)%

Share and Per Share Data:			
Net income	5.28	6.13	(13.9)%
Book value, at year end	41.07	35.32	16.3%
Tangible book value, at year end	36.48	30.69	18.9%
Dividends declared	1.24	1.24	0 %
Shares outstanding (average)	4,732	4,693	0.8%

Ratios:			
Allowance for credit losses to total loans (1)	1.14%	1.07%	
Return on average assets	0.94%	1.15%	
Return on average equity	14.11%	15.93%	
Return on average tangible equity	16.09%	18.12%	
Efficiency ratio (adjusted)	66.20%	61.71%	

Trust Assets Under Administration (market value):			
as Fiduciary	$1,492,676	$1,639,794	(9.0)%
as Custodian	465,173	413,156	12.6%
	$1,957,849	$2,052,950	(4.6)%

Common Stock Market Prices and Dividends Paid During Past Two Years:

December 31, 2023	High	Low	Dividends
4th Quarter	$50.17	$39.00	$0.31
3rd Quarter	43.01	37.60	0.31
2nd Quarter	41.51	34.20	0.31
1st Quarter	52.65	41.50	0.31

December 31, 2022	High	Low	Dividends
4th Quarter	$47.99	$41.21	$0.31
3rd Quarter	48.38	41.80	0.31
2nd Quarter	47.48	40.88	0.31
1st Quarter	47.14	45.25	0.31

(1) The Corporation adopted CECL, January 1, 2023.

2023 Annual Letter to Shareholders



In 2023, our Company celebrated its 190th anniversary, and our story is a remarkable one. Chemung Canal was established by an Act of the New York State Legislature on April 9, 1833. When our doors first opened on October 22, 1833, Andrew Jackson was President of the United States, which consisted of only 24 states. In fact, some of our Company's first customers were veterans of the Revolutionary War.

Today, we stand as the oldest locally owned and managed bank in New York State and the 10th oldest bank in the United States. This milestone would not have been attainable without the steadfast commitment to our communities and clients that is fundamental to our past, present and future success.

Economic turmoil, political unrest and a challenging interest rate environment contributed to an uncertain landscape in the financial services industry in 2023. Earlier in the year, three significant bank failures highlighted the substantial impact of rapidly rising interest rates on bank balance sheets and liquidity. With bank failures having since been contained, a more significant crisis was averted. However, share prices across the broader banking sector were negatively impacted, and Chemung Financial Corporation was not immune. Despite the initial impact, our share price recovered over the course of the year, increasing 8.6 percent. This performance measured well against peers, whose median share price declined 7.8 percent year over year.

This year, Chemung Financial Corporation delivered consistent and meaningful results for our constituents while navigating challenging economic times. Net income totaled $25.0 million, or $5.28 per share. Average

loan balances increased $252.4 million, or 15.3 percent, concentrated mainly in the commercial loan portfolio. This increase helped drive total assets to $2.7 billion at the end of the year, an increase of 2.5 percent. Commercial demand for financing continues to be strong across the Corporation's footprint, led by commercial real estate activity in the Capital Region.

Consumer loans increased $12.8 million, or 4.3 percent, primarily driven by strong origination activity in the indirect auto segment. These increases were offset by a decrease in the residential mortgage portfolio of $7.7 million, or 2.7 percent. This decrease was a byproduct of our strategy to sell new loans into the secondary market and preserve liquidity for the businesses, consumers and charitable organizations that rely on us for support.

Our expansion into Western New York continues. Operating from a single office in Clarence, we surpassed $100 million in loans for the Western New York region during the year. To build on this success and expand our footprint, we have selected a prime location in the Village of Williamsville for our first full-service regional banking center. We expect to open the new facility this year and look forward to bringing our relationship-focused banking style to this dynamic community.

Throughout the year, inflation rose due to the easing of monetary policies during the pandemic,



Courtesy of Chemung County Historical Society
ELMIRA, NY

and in response, the Federal Reserve continued to increase interest rates. In total, its benchmark rate increased 5.25 percent, since 2022. Like other institutions, the Bank experienced significant shifts in deposits from low-cost products to higher cost interest-bearing deposits. Deposit shifting impacted our funding throughout the year. However, the Bank's liability cost remained in-line with the market and our peers.

While the Corporation has the necessary liquidity to execute our business plan and meet the needs of our customers, we became more reliant on higher cost municipal funding and time deposits throughout the year. Wholesale funding more than doubled during 2023 to a yearly average of $190 million. To combat these high-cost funding sources, the Bank launched several deposit campaigns throughout the year. Year over year, total deposits grew 4.4 percent, primarily due to an increase in time deposits of $209.9 million. Customer time deposits increased $140.5 million, making up nearly 67 percent of the growth. Although successful, these campaigns only partially offset the need for wholesale funding.

Even in this challenging economic environment, credit quality remained strong.   Although steady for most of the year, delinquency rates in most consumer portfolios modestly increased in the fourth quarter, consistent with seasonal trends. Overall, delinquencies remain at, or below, historically normal levels, and management continues to diligently monitor the credit quality of relationships. These results are a testament to our strong and disciplined lending standards and protocols.

Throughout the year, we evaluated and implemented solutions designed to enhance the customer experience and protect our customers from fraud. Behind the scenes, we continue to invest significantly in risk-focused technology solutions to safeguard our customers and company from emerging cyber-security and fraud threats. We also invested in our technology platform to ensure the continuous and reliable delivery of digital services to our clients. This allows us to ensure that our digital customer experience is personal, state of the art, and in-line with the exceptional customer experience that is the hallmark of our institution.

Our commitment to our colleagues and communities remains a key priority. Staffing levels were managed throughout the year to maximize client experience and mitigate risks to the Corporation. We invested in our teams by providing opportunities such as Leadership Chemung, our in-house leadership program, and Career Circles, which facilities peer mentoring. We provide educational programs and vigorously support the professional development of our colleagues.

Additionally, the Bank remains consistent with its commitment to community-based organizations. We focus on supporting not-for-profit organizations, schools, and groups that meet the basic needs of people, provide financial literacy, and support economic growth. Last year, our employees proudly volunteered over 10,400 hours, and we were pleased to invest nearly $560,000 into our communities through

Read More



WATKINS GLEN, NY

2023 Annual Letter to Shareholders - Continued

sponsorships and charitable contributions.

During the year, the Bank managed the significant transition of two key positions on its Executive Management Team. The Bank navigated these transitions without interruption to operations or results. Pam Burns, Director of Human Resources, retired December 31, 2022, and Karl Krebs, Chief Financial Officer, retired on June 30, 2023. Pam and Karl served our Executive Management Team admirably for a combined 45 years. We thank them for their service and significant contributions to the success of our Corporation.

In July, Dale M. McKim III joined the Bank's Executive Management Team as its Chief Financial Officer and Treasurer. Dale brings more than 25 years of finance and risk-management experience to the Company, most recently working as Chief Risk Officer for Evans Bank and previously as a Partner at KPMG LLP in Buffalo. A testament to our succession planning efforts, Monica L. Ridosh was promoted to Director of Human Resources and Chief Diversity Officer. Monica joins our Executive Management Team after working 18 years with the Bank, including nearly 15 years in the Human Resources Department. We congratulate Dale and Monica and look forward to their continued contributions to our Company.

Going forward, we will continue to focus on our key strategies to deliver consistent and sustainable performance: revenue growth, operating efficiencies, customer experience, and supporting our colleagues and communities. We have a committed and talented staff and dedicated and capable Board of Directors to provide guidance and leadership. While 190 years of continuous operation does not provide a guarantee for our future, we will remain relevant, competitive and focused on our core principles to ensure we will be a reliable resource for our stakeholders for many years to come.

We are grateful for the continued support of our shareholders, clients, employees and the communities we serve.

Anders M. Tomson
President & CEO

David J. Dalrymple
Chairman of the Board

COMMUNITY SUPPORT

OUR 2023 GIVING IN ACTION

$559,000
Given in support of our communities

Including $52,342
from employee contributions





10,442 Hours Volunteered







165 Employee Volunteers



Over 400 organizations supported across our 14 county footprint









Board of Directors

The Annual Meeting of Shareholders will be held on Tuesday, June 4, 2024, at 2:00 p.m.



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



Raimundo C. Archibold, Jr.
Managing Director,
Schwartz Heslin Group, Inc.



Ronald M. Bentley
Retired President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



David M. Buicko
President & CEO
Galesi Group



David J. Dalrymple
Chairman of the Board
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.; President
Dalrymple Gravel & Contracting



Robert H. Dalrymple
Vice President & Secretary
Dalrymple Holding Corporation
President, Seneca Stone
Corporation; Vice President,
Chemung Contracting Corporation



Richard E. Forrestel, Jr.
Treasurer
Cold Spring Construction Co.



Denise V. Gonick
Owner & Strategic Advisor
Crossa Sound Concepts



Stephen M. Lounsberry III
President
Applied Technology
Manufacturing Corporation



Joseph F. Meade IV
President & CEO
Mercury Corporation Inc.



Jeffrey B. Streeter
President
Streeter Associates



G. Thomas Tranter, Jr.
Retired President
Corning Enterprises



Thomas R. Tyrrell
Vice President
NFP Corporation

Forward-looking Statements: This report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding the Corporation's expected financial position and operating results, the Corporation's business strategy, the Corporation's financial plans, forecasted demographic and economic trends relating to the Corporation's industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation's use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend." The Corporation cannot guarantee that its expectations in such forward-looking statements will turn out to be correct. The Corporation's actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk, difficulties in managing the Corporation's growth, competition, the impact of the COVID-19

Executive Management Team



Anders M. Tomson
President & CEO
Chemung Financial Corporation,
Chemung Canal Trust Company,
& CFS Group, Inc.



L. Dale Cole
Executive Vice President
Chief Information Officer



Peter K. Cosgrove
Executive Vice President
Chief Credit Officer &
Chief Risk Officer



Daniel D. Fariello
President
Capital Bank Division



Kimberly A. Hazelton
Executive Vice President
Retail Client Services



Scott T. Heffner
Senior Vice President
Director of Marketing



Jeffrey P. Kenefick
President
Chemung Canal Division



Kathleen S. McKillip
Vice President
Corporate Secretary



Dale M. McKim III
Executive Vice President
Chief Financial Officer
& Treasurer



Mary E. Meisner
Senior Vice President
Senior Risk Officer



Monica L. Ridosh
Senior Vice President
Director of Human Resources &
Chief Diversity Officer



Thomas W. Wirth
Executive Vice President
Wealth Management Group

Dividend Reinvestment and Stock Purchase Plan: Registered shareholders of Chemung Financial Corporation, through The Dividend Reinvestment and Stock Purchase Plan, may reinvest their dividends or make quarterly cash payments to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may view and print a descriptive brochure and enrollment form at www.astfinancial.com or receive the plan documents upon written request to the Corporation's Secretary at the following address: Chemung Financial Corporation, Attn: Corporate Secretary, P.O. Box 1522, Elmira, NY 14902-1522.

---

pandemic, changes in law or the regulatory environment, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation's 2023 Annual Report on Form 10-K. These filings are available publicly on the SEC's website at http://www.sec.gov, on the Corporation's website at http://www.chemungcanal.com or by written request to: Kathleen S. McKillip, Corporate Secretary, Chemung Financial Corporation, One Chemung Canal Plaza, Elmira, NY 14901. Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Form 10-K Annual Report: A copy of the Corporation's Form 10-K Annual Report is available without charge to shareholders after April 24, 2024, upon written request to the Corporation's secretary. A copy is also available on our Transfer Agent, American Stock Transfer & Trust Company's website at www.astproxyportal.com/ast/01079.

Capital Bank Advisory Board

Carl Becker
Vice President & Counsel
The Windsor Companies

Larry Becker
Chief Operating Officer
The Windsor Companies

Kenneth Brownell
Managing Director
Vanguard-Fine, LLC

Jonathan deForest
President & Principal
BBL Construction Services,
LLC

Michael Elmendorf
President & CEO
Associated General
Contractors of NYS

Paola Horvath
Owner
Orange Theory Fitness

Gerald Jennings
Former Mayor
City of Albany

Spencer Jones
Vice President of Operations
Cass Hill Development

Robert Kind
Managing Shareholder
Teal, Becker & Chiaramonte
CPAs

Raymond Kinley, Jr.
Retired President & CEO
Clough Harbour & Associates

John Maloy
Managing Partner
James H. Maloy, Inc.

Dr. Lee McElroy
Director of Athletics
& Associate Vice President
Rensselaer Polytechnic
Institute

Mark Rosen
President
Dawn Homes Management

Jacqueline Rosetti-Falvey
President
Rosetti Properties

Dean Rueckert
Past President
Rueckert Advertising

Edward Trombly
Partner
Barclay Damon

Senior Vice Presidents

Laura Bennett
Retail Lending

Catherine Crandall
WMG Estate Administration

Christopher Kelly
WMG Retirement Services

Elizabeth Kraus
Commercial Lending

Mark Lasch
WMG Investment Services

James Morton, IV
WMG Investment Services

Joseph Tascone
WMG Investment Services

Thomas Whitaker
Finance

Vice Presidents

Michael Blatt
WMG Investment Services

Gregory Bruno
Business Banking

Peter Capozzola
WMG Investment Services

Marci Cartwright
CFS Group, Inc.

Christopher Coletta
Commercial Lending

Christopher Conklin
Information Security

Alison Conklin-Devita
Regulatory Risk

Joshua Cukerstein
Commercial Lending

Bryce Cutler
Business Banking

Shelby Fay
WMG Investment Services

Mark Fife
Business Banking

Yvette Francisco
Loan Review

Nathan Gage
WMG Retirement Services

Kevin Harrigan
Commercial Lending

Darick Harriger
Information Technology

Michael Hart
WMG Estate Administration

James Hartle
Branch Administration

Mary Keefe
Business Services

James Kresge
Commercial Credit

Danielle Krisko
Commercial Lending

Sarah Manasse
Commercial Lending

Mary Anne Narosky
Business Client Services

Michael Novotny
Branch Administration

Nino Pellegrino
Business Banking

Kathryn Rayne
Finance

Jennifer Sczepanski
Branch Administration

John Stempin
Finance

Gregory Stewart
WMG Investment Services

Billie Taft-Sitler
Commercial Lending

Schuyler Tilly
Commercial Lending

Kristina Vaselewski
WMG Prestige Banking

Patrick Ward
WMG Prestige Banking

Cortni Wickham
Commercial Credit

Tyler Wilson
Compliance

SOUTHE
SUSQU



Assistant Vice Presidents

Christina Allen
Ithaca Station & Elmira Road

Kimberly Bailey
Canton & Troy

Bruce Boughton
Montour Falls & Watkins Glen

Kevin Brimmer
WMG Investment Services

Dena Carrigan
Horseheads

Pamela Colomaio
Bath & Corning

Joel Crimmins
Commercial Lending

Jennifer Cruise
WMG Support Services

Sarah Darling
Human Resources

Jebb Dennis
Enterprise Project
Management

Austin Farrell
WMG Estate Administration

Deborah French
Main Office

Judith Frisk
Arnot Road & Westside

Kristen Henderson
Digital Client Experience

Tara Humphrey
Loan Operations

Tonya Johnson
Regulatory Risk

Barbara Keller
Indirect Lending

Zachary Knapp
Municipal Banking

Megan Kozdemba
Real Estate Lending

Heather Machmer
Commercial Lending

Andrea McClure
WMG Tax Services

Julianne Meeker
Information Technology

Lenora Phillips
Real Estate Lending

Kyle Reyell
Municipal Banking

Connie Sibrava
WMG Administration

Sara Soprano
WMG Retirement Services

Charolette Truxal
Binghamton & Vestal

Mary Beth Uebrick
Real Estate Lending

Heidi Wahl
WMG Estate Administration

Tracey Wardwell
Clifton Park & Wilton

Renée Wheeler
Business Banking

Jon Wilcox
Auburn & Seneca Falls

Sue Williams
Owego & Waverly

Sarah Williamson
Business Services

Lauren Zell
WMG Retirement Services

Assistant Treasurers

Jacob Aquilio
Finance

Wendy Bixler
Logistical Support

Heidi Cleary
Resource Recovery

Kathleen Cook
Assistant Corporate
Secretary

Tonya DeLige
Account Services

Erica Gaylord
Branch Administration

Jolie Guiles
Contact Center

Daniel Hoover
Information Technology

Carol Kane
Southport

Alice Kiser
Regulatory Risk

Lyanna Liu
Regulatory Risk

Jody Scott
Elmira Heights

Ashley Skiff
Account Services

Dana Stewart
Business Services

Andrew Stockwell
Cortland

ERN TIER,
EHANNA RIVER



Chemung Financial
Corporation

2023 Annual Report





GROUP, INC.

